UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549


                          SCHEDULE  13D

            Under the Securities Exchange Act of 1934
                      (Amendment No.     )*


                 HORIZON GROUP PROPERTIES, INC.
       ---------------------------------------------------
                        (Name of Issuer)

                          Common Stock
        -------------------------------------------------
                 (Title of Class of Securities)

                           44041U-10-2
         -----------------------------------------------
                         (CUSIP Number)

           Mr. David Tinkham, Chief Financial Officer
                 Horizon Group Properties, Inc.
     5000 Hakes Drive, Norton Shores, MI 49441, 312/917-4288
  ------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                       November 17,  1998
   -----------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box   ___.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.     44041U-10-2
          ----------------

1)     Names of Reporting Persons S.S. or IRS Identification Nos.
       of Above Person ###-##-####


2)     Check the Appropriate Box if a Member of a Group (See
       Instructions)
     (a)
          --------------------------------------------------------
     (b)
          --------------------------------------------------------
3)     SEC Use Only
                    ----------------------------------------------
4)     Source of Funds (See Instructions)            PF
                                        --------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                        --------------------------
6)     Citizenship or Place of Organization      United States
                                             ---------------------
     Number of      (7) Sole Voting Power              174,074
     Shares Bene-                                 ---------------
     ficially       (8) Shared Voting Power                  0
     Owned by                                     ---------------
     Each           (9) Sole Dispositive Power          174,074
     Reporting                                    ----------------
     Person
     With          (10) Shared Dispositive Power              0
                                                  ----------------
11)     Aggregate Amount Beneficially Owned by
        Each Reporting Person                           174,074
                                                  ----------------
12)     Check if the Aggregate Amount in Row (11)
        Excludes Certain Shares (See Instructions)
                                                  ----------------
13)     Percent of Class Represented by Amount in
        Row (11)                                           6.32%
                                                  ----------------
14)     Type of Reporting Person (See Instructions)      IN
                                                  ----------------

Item 1.  Security and Issuer.
         --------------------

     The class of equity securities to which this Schedule 13D relates is the shares of Common Stock .01 par value (the "Shares") of Horizon Group Properties, Inc. The principal executive offices of Horizon Group Properties, Inc. is located at 5000 Hakes Drive, Norton Shores, MI 49441.

Item 2.  Identity and Background.
         ------------------------

     This statement is being filed by Maurice A. Halperin. My business address is 2500 North Military Trail, Suite 225, Boca Raton, Florida 33431. I am a private investor. During the last five years, I have not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) and I have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in my being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. I am a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     The source of the funds for the purchase of the Shares was my personal funds. The total amount of money used to purchase the Shares was $518,289.45. In addition, I received 9,174 Shares on June 15, 1998 as a spin-off dividend that resulted following the merger of Prime Retail, Inc. and the former company known as Horizon Group, Inc.

Item 4.  Purpose of Transaction.
         -----------------------

     The purpose for the acquisitions of the Shares is investment.

     I plan to acquire additional Shares with my personal funds for investment.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

     I beneficially own 174,074 Shares or approximately 6.32 percent of the outstanding Shares. I have the sole power to vote and dispose of the Shares. There is no shared power to vote or dispose of the Shares I own.

     During the period from September 18, 1998 to November 18, 1998, I purchased a total of 164,900 Shares in the NASDAQ Small Capitalization Market in nineteen open market transactions. The Shares were purchased on my behalf by CIBC Oppenheimer Corp., a securities broker-dealer. The table below lists the transaction date for each transaction, number of Shares purchased, price per Share and total price.

Transaction   Number of Shares                         Total
  Date            Purchased       Price Per Share   Purchase Price
------------  ----------------    ---------------   --------------
09/18/98             5,000               3.0        $  15,153.85
10/09/98            54,000               2.3          128,253.85
10/19/98             9,000               2.3           21,378.85
10/20/98             5,700               2.3           13,541.35
10/21/98             7,200               2.3           17,103.85
10/22/98             6,200               2.5           16,278.85
10/23/98             2,000               2.6            5,503.85
11/02/98             6,000               4.0           24,000.00
11/03/98             6,000               3.7           23,250.00
11/03/98             9,000               3.7           34,875.00
11/04/98               200               4.0              800.00
11/04/98             1,000               4.0            4,000.00
11/13/98             6,000               4.0           24,000.00
11/16/98             6,000               4.0           24,000.00
11/17/98             6,000               4.0           24,000.00
11/17/98             2,000               3.7            7,750.00
11/18/98             6,000               4.0           24,000.00
11/18/98             9,600               4.0           38,400.00
11/18/98            18,000               4.0           72,000.00
<Table/>

Item 6.  Contracts, Arrangements, Understandings or Relationships
         with Respect to Securities of the Issuer.
         --------------------------------------------------------

         Not applicable.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         None.

                            Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.



DATE        November 19, 1998
          -----------------------



/S/     Maurice A. Halperin
----------------------------------
Signature


Maurice A. Halperin
----------------------------------
Name and Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

   Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

